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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
 ALL MONETARY AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE STATED.
     ALL NOTE REFERENCES REFER TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OVERVIEW - HOLLINGER INC.

    Hollinger Inc. (or "the Company") is an international holding company and its assets consist primarily of investments in subsidiaries and affiliated companies, principally the investment in Hollinger International Inc. ("International"). Hollinger Inc. currently owns directly and indirectly 11,488,831 shares of Class A common stock and 14,990,000 shares of Class B common stock of International, which represents 30.3% of the equity and 72.6% of the voting interests. International's Class A common stock is listed on the New York Stock Exchange. All of the Company's operating subsidiaries are owned through International. Significant liabilities of the holding company currently include Senior Secured Notes due 2011 and Series II and Series III preference shares, which are retractable by the holder. 504468 NB Inc. ("NB Inc."), a wholly owned subsidiary of the Company, has subordinated debt due to International. On a non-consolidated basis, Hollinger Inc.'s income consists mainly of dividends from subsidiaries, principally International, and its operating costs include public company costs (mainly legal and professional fees, directors' fees and transfer agent fees), interest on its Senior Secured Notes, dividends on Series II and Series III preference shares and dividends on the retractable common shares.

    The Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows principally from International through dividends. On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI"), a wholly owned subsidiary of The Ravelston Corporation Limited ("RCL"), Hollinger Inc.'s ultimate parent company, to fund such shortfalls and, therefore, pay its liabilities as they fall due. On March 10, 2003, concurrent with the offering of Senior Secured Notes, RMI entered into a support agreement with the Company, under which RMI is required to make an annual support payment in cash to the Company by way of capital contributions (without the issuance of additional shares of the Company) or subordinated debt. The annual support payment will generally be equal to the greater of (a) the Company's negative net cash flow for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) U.S.$14.0 million per year.

    In addition, the Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. There is uncertainty regarding the Company's ability to meet its future financial obligations arising from the retraction of preference shares and retractable common shares. These matters are more fully discussed under "Liquidity and Capital Resources - Financial Condition and Cash Flows".


OVERVIEW - HOLLINGER INTERNATIONAL INC.

    International's business is concentrated in the publication of newspapers in the United States, the United Kingdom, Canada and Israel. Revenues are derived principally from advertising, paid circulation and, to a lesser extent, job printing. Of International's reported total operating revenue in 2002, approximately 44% was attributable to the Chicago Group, 48% to the U.K. Newspaper Group, 7% to the Canadian Newspaper Group and 1% to the Community Group. The Chicago Group consists of the Chicago Sun-Times and other daily and weekly newspapers in the greater Chicago metropolitan area. The U.K. Newspaper Group consists of the operations of The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk, and The Spectator and Apollo magazines (collectively, "The Telegraph"), its subsidiaries and joint ventures. The Canadian Newspaper Group consists of the operations of Hollinger Canadian Publishing Holdings Co. ("HCPH Co."), an 87% investment in Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.") and until August 31, 2001, a 50% interest in National Post publications. The Community Group consists of the Jerusalem Post publications.

    During 2001, International sold most of the remaining Canadian newspaper properties, the 50% interest in the National Post and the last remaining United States community newspaper. In addition, International sold its approximate 15.6% equity interest in CanWest Global Communications Corp. ("CanWest") and participation interests in most of the debentures issued by a subsidiary of CanWest both of which were received in 2000 as part of the proceeds on the sale of Canadian newspaper properties to CanWest.


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BUSINESS OF THE COMPANY

    The Company, through operating subsidiaries, has in the past acquired underperforming newspaper properties with a view to improving the operation and enhancing profitability and value. Generally, it was the Company's intention to control the business and to realize profits from the continued ownership, operation and improvement of the business along with profits from the periodic disposal of all or part of the Company's holding in an operation. The Company's emphasis has been on daily newspapers and usually those that are dominant in their respective markets. The Company's purchases generally have been of newspaper businesses that are underperforming either through weak operating management or as a result of an inability to access necessary capital. The Company also concentrated on acquisitions and disposals that increased the average size of the Company's newspapers or that had significant potential synergies with its other newspapers. In recent years, the Company has focused more on selling mature newspaper franchises with considerably less emphasis on acquisitions. Management's current intention is to concentrate on a few core assets to maximize their potential.

OUTLOOK FOR HOLLINGER INTERNATIONAL

    In spite of a continuing industry wide depressed advertising market, management expects International's operating income to continue to improve as the impact of a September 2002 price increase at the Telegraph manifests itself and as the full year impact of aggressive cost reduction measures take hold. Similarly, the retirement of Senior Notes, Senior Subordinated Notes and Total Return Equity Swaps will result in lower interest costs at International in 2003.

    Although a turnaround is expected in advertising revenues for the industry, the timing is uncertain and it is too soon to have confidence in any recent encouraging news on that front. Accordingly, management continues to rely on cost reduction initiatives as a significant source of improved operating results. Rising operating profits in a declining advertising economy indicate the very high quality of International's assets.

    The outlook for 2003 may be tempered by two significant issues. Clearly, the impact of overt action against Iraq will be felt although the degree to which such action may affect results is impossible to assess. Further, newsprint prices were at historically low levels during 2002. The newsprint industry has recently pressed for price increases in the U.S., but the extent and timing of increases, although expected to be moderate, cannot be ascertained in light of a continuing perceived overcapacity in the industry. In the U.K., management anticipates a reduction of about 7% in the cost per tonne of newsprint as a consequence of contracts negotiated for 2003.


THE COMPANY'S SIGNIFICANT TRANSACTIONS

    On June 1, 2001, International converted all of its Series C preferred stock, which was held by the Company, at the conversion ratio of 8.503 shares of International's Class A common stock per share of Series C Preferred Stock into 7,052,464 shares of International's Class A common stock. The 7,052,464 shares of Class A common stock of International were subsequently purchased for cancellation by International on September 5, 2001 for a total of $143.8 million (U.S. $92.2 million). The purchase price per share was 98% of the closing price of a share of Class A common stock and was approved by International's independent directors. The proceeds were used to reduce the Company's bank indebtedness by $142.0 million.

    On September 27, 2001, International redeemed 40,920 shares of its Series E redeemable convertible preferred stock held by the Company at their stated redemption price of $146.63 per share for a total of $6.0 million.

    In December 2001, the Company sold 2,000,000 shares of International's Class A common stock to third parties for total cash proceeds of $31.4 million, the proceeds of which were used to reduce the Company's bank indebtedness.

    During January 2002, the Company sold a further 2,000,000 shares of International's Class A common stock to third parties for total cash proceeds of $38.6 million, the proceeds of which were used to reduce the Company's bank indebtedness.

    On March 10, 2003, the Company issued U.S. $120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. The total net proceeds were used to refinance existing indebtedness, to repay amounts due to RCL and to make certain advances to RCL. The Senior Secured Notes are fully and unconditionally guaranteed by RMI. The Company and RMI entered into a support agreement, under which RMI is required to make an annual support payment in cash to the Company on a periodic basis by way of contributions of capital to the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payment will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does


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not extend to outlays for retractions or redemptions) and (b) U.S. $14.0 million per year (subject to certain adjustments as permitted under the Indenture governing the Company's Senior Secured Notes), in either case, as reduced by any permanent repayment of debt owing by RCL to the Company. Initially, the support amount to be contributed by RMI will be satisfied through the permanent repayment by RCL of its approximate $16.4 million of advances from the Company, which resulted from the use of proceeds of the Company's issue of Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company, without receiving any additional shares of the Company, except that, to the extent that the minimum payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011. All aspects of this offering and the amendment to certain indebtedness due to International described below were approved by a Special Committee of the Board of Directors of the Company, comprised entirely of independent directors.

    On March 10, 2003, prior to the closing of the above offering, NB Inc. sold its shares of Class A common stock and Series E redeemable convertible preferred stock of International to RMI. Such shares were in turn sold back to NB Inc. from RMI at the same price, with a resulting increase in the tax basis of the shares of International and a taxable gain to RMI. As the exchange of the International shares with RMI represents a transfer between companies under common control, NB Inc. will record, in 2003, contributed surplus of approximately $2.3 million, being the tax benefit associated with the increase in the tax value of the shares of International.

    Contemporaneously with the closing of the issue of Senior Secured Notes,
International:

    (a) repurchased for cancellation, from NB Inc., 2,000,000 shares of Class A common stock of International at U.S. $8.25 per share for total proceeds of U.S. $16.5 million; and

    (b) redeemed, from NB Inc., pursuant to a redemption request, all of the 93,206 outstanding shares of Series E redeemable convertible preferred stock of International at the fixed redemption price of $146.63 per share totalling U.S. $9.3 million.


    Proceeds from the repurchase and redemption were offset against debt due from NB Inc. to International, resulting in net outstanding debt due to International of approximately U.S. $20.4 million. The remaining debt bears interest at 14.25% (or 16.5% in the event that the interest is paid in kind) and is subordinated to the Company's Senior Secured Notes (so long as the Senior Secured Notes are outstanding), is guaranteed by RCL and secured by certain assets of RCL.

    All aspects of the transaction relating to the changes in the debt arrangements with NB Inc. and the subordination of this remaining debt have been reviewed by the audit committee of the Board of Directors of International, comprised entirely of independent directors.

HOLLINGER INTERNATIONAL INC.'S SIGNIFICANT TRANSACTIONS

    In January 2001, Hollinger L.P. completed the sale of UniMedia Company to Gesca Limited, a subsidiary of Power Corporation of Canada. The publications sold represented the French language newspapers of Hollinger L.P., including three paid circulation dailies and 15 weeklies published in Quebec and Ontario. A pre-tax gain of approximately $75.1 million was recognized on this sale.

    In two separate transactions in July and November 2001, International and Hollinger L.P. completed the sale of most of International's remaining Canadian newspapers to Osprey Media Group Inc. ("Osprey") for total sale proceeds of approximately $255.0 million plus closing adjustments primarily for working capital. Included in these sales were community newspapers in Ontario, such as The Kingston Whig-Standard, The Sault Star, the Peterborough Examiner, the Chatham Daily News and The Observer (Sarnia). Pre-tax gains of approximately $1.5 million were recognized on these sales. The former Chief Executive Officer of Hollinger L.P. is a minority shareholder of Osprey.

    In August 2001, International entered into an agreement to sell to CanWest its remaining 50% interest in the National Post. In accordance with the agreement, its representatives resigned from their executive positions at the National Post effective September 1, 2001. Accordingly, from September 1, 2001, International had no influence over the operations of the National Post and International no longer consolidates or records, on an equity basis, its share of earnings or losses. The results of operations of the National Post are included in the consolidated results to August 31, 2001. A pre-tax loss of approximately $120.7 million was recognized on the sale.

    In August and December 2001, International sold participation interests ("Participations") in $540.0 million (U.S. $350.0 million) and $216.8 million (U.S.$140.5 million), respectively, principal amounts of debentures issued by a subsidiary of CanWest to a special


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purpose trust ("Participation Trust"). Units of the Participation Trust were sold by the Participation Trust to arm's-length third parties. These transactions resulted in net proceeds of $621.8 million (U.S.$401.2 million) and have been accounted for as sales of International's CanWest debentures. The pre-tax loss on these transactions, including realized holding losses on the underlying debentures, amounted to $97.4 million and has been recognized in unusual items.

    On November 28, 2001, International sold 27,405,000 non-voting shares in CanWest (including 405,000 shares issued on conversion of 2,700,000 multiple voting preferred shares) for total cash proceeds of approximately $271.3 million. The sale resulted in a realized pre-tax loss of $157.5 million, which is included in unusual items. On December 23, 2002, a wholly owned subsidiary of International, Hollinger International Publishing Inc. ("Publishing") and certain of Publishing's subsidiaries entered into an amended and restated U.S. $310.0 million Senior Credit Facility with a group of financial institutions arranged by Wachovia Bank N.A. (the "Senior Credit Facility").

     The Senior Credit Facility consists of (a) a U.S. $45.0 million revolving credit facility, which matures on September 30, 2008 (the "Revolving Credit Facility"), (b) a U.S. $45.0 million Term Loan A, which matures on September 30, 2008 ("Term Loan A") and (c) a U.S. $220.0 million Term Loan B, which matures on September 30, 2009 ("Term Loan B"). Publishing (a wholly owned direct subsidiary) and Telegraph Group Limited ("Telegraph Group", a wholly owned indirect subsidiary) are the borrowers under the Revolving Credit Facility and First DT Holdings Ltd. ("FDTH", a wholly owned indirect subsidiary in the United Kingdom) is the borrower under Term Loan A and Term Loan B. The Revolving Credit Facility and Term Loans bear interest at either the Base Rate (U.S.) or LIBOR, plus an applicable margin. Cross-currency floating to fixed rate swaps from US$ LIBOR to Sterling fixed rate have been purchased in respect of all amounts advanced under the Senior Credit Facility. No amounts have currently been drawn under the Revolving Credit Facility.

    Publishing's borrowings under the Senior Credit Facility are guaranteed by Publishing's material U.S. subsidiaries, while FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are guaranteed by Publishing and its material U.S. and U.K. subsidiaries. International is also a guarantor of the Senior Credit Facility. Publishing's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. subsidiaries, a pledge of all of the capital stock of Publishing and its material U.S. subsidiaries and a pledge of 65% of the capital stock of certain foreign subsidiaries. FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries and a pledge of all of the capital stock of Publishing and its material U.S. and U.K. subsidiaries. International's assets in Canada have not been pledged as security under the Senior Credit Facility.

     The Senior Credit Facility loan documentation requires Publishing to comply with certain covenants which include, without limitation and subject to certain exceptions, restrictions on additional indebtedness; liens; certain types of payments (including without limitation, capital stock dividends and redemptions, payments on existing indebtedness and intercompany indebtedness), and on incurring or guaranteeing debt of an affiliate, making certain investments and paying management fees; mergers, consolidations, sales and acquisitions; transactions with affiliates; conduct of business, except as permitted; sale and leaseback transactions; changing fiscal year; changes to holding company status; creating or allowing restrictions on taking action under the Senior Credit Facility loan documentation; and entering into operating leases, subject to certain baskets and exceptions. The Senior Credit Facility loan documentation also contains customary events of default.

     On December 23, 2002, Publishing also issued U.S.$300.0 million aggregate principal amount of 9% senior unsecured notes due 2010 (the "9% Senior Notes") at par to certain qualified institutional buyers ("QIBs") pursuant to Rule 144A under the Securities Act of 1933, as amended. The proceeds from the sale of the 9% Senior Notes, together with drawdowns under the Senior Credit Facility and available cash balances, were used to redeem approximately U.S. $239.9 million of Publishing's Senior Subordinated Notes due 2006 and approximately U.S. $265.0 million of Publishing's Senior Subordinated Notes due 2007, plus applicable premium and accrued interest to the date of redemption, and to make a distribution of U.S. $100.0 million to International. International used the distribution (a) to repay all amounts borrowed by International on October 3, 2002 under its loan agreement with Trilon International Inc., (b) to retire the equity forward purchase agreements between International and certain Canadian chartered banks (the "Total Return Equity Swap") made as of October 1, 1998, as amended, and (c) for other general corporate purposes.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

    The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, investments, intangible assets, income taxes, restructuring, pensions and other post-retirement benefits, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

    We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

    We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

    We hold minority interests in both publicly traded and privately held companies. Some of the publicly traded companies have highly volatile share prices. We record an investment impairment charge when we believe an investment, whether or nor publicly traded, has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments may not be reflected in an investment's current carrying value, thereby requiring an impairment charge in the future.

     We have significant goodwill recorded in our accounts. Certain of our newspapers operate in highly competitive markets. We are required to determine annually whether or not there has been any impairment in the value of these assets. Changes in long-term readership patterns and advertising expenditures may affect the value and necessitate an impairment charge. Certain indicators of potential impairment that could impact the Company's reporting units include, but are not limited to, the following: (a) a significant long-term adverse change in the business climate that is expected to cause a substantial decline in advertising spending, (b) a permanent significant decline in a reporting units' newspaper readership, (c) a significant adverse long-term negative change in the demographics of a reporting units' newspaper readership and (d) a significant technological change that results in a substantially more cost-effective method of advertising than newspapers.

     The Company sponsors several defined benefit pension and post-retirement benefit plans for domestic and foreign employees. These defined benefit plans include pension and post-retirement benefit obligations, which are calculated based on actuarial valuations. In determining these obligations and related expenses, key assumptions are made concerning expected rates of return on plan assets and discount rates. In making these assumptions, the Company evaluated, among other things, input from actuaries, expected long-term market returns and current high-quality bond rates. The Company will continue to evaluate the expected long-term rates of return on plan assets and discount rates at least annually and make adjustments as necessary, which could change the pension and post-retirement obligations and expenses in the future.

     Unrecognized actuarial gains and losses in respect of pension and post-retirement benefit plans are recognized by the Company over a period ranging from 8 to 17 years, which represents the weighted average remaining service life of the employee groups. Unrecognized actuarial gains and losses arise from several factors, including experience, assumption changes in the obligations and from the difference between expected returns and actual returns on assets. At the end of 2002, the Company had unrecognized net actuarial losses of $233.4 million. These unrecognized amounts could result in an increase to pension expense in future years depending on several factors, including whether such losses exceed the corridor in accordance with CICA Section 3461, "Employee Future Benefits".

     The estimated accumulated benefit obligations for the defined benefit plans exceeded the fair value of the plan assets at December 31, 2002 and 2001, as a result of the negative impact that declines in global capital markets and interest rates had on the assets and obligations of the Company's pension plans. During 2002, the Company made contributions of $20.2 million to the defined benefit plans. Global capital market and interest rate fluctuations could impact funding requirements for such plans. If the actual operations of the plans differ from the assumptions, and the deficiency between the plans' assets and obligations continues, additional Company contributions may be required. If the Company is required to make significant contributions to fund the defined benefit plans, reported results could be adversely affected, and the Company's cash flow available for other uses may be reduced.

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     The Company recognizes a pension valuation allowance for any excess of the prepaid benefit cost over the expected future benefit. Increases or decreases in global capital markets and interest rate fluctuations could increase or decrease any excess of the prepaid benefit cost over the expected future benefit resulting in an increase or decrease to the pension valuation allowance. Changes in the pension valuation allowance are recognized in earnings immediately.

     Included in current liabilities are income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes, but the effects of these strategies have not been reflected in the accounts.

CHANGES IN ACCOUNTING POLICIES

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLES

    In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("Section 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"). Section 1581 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. Section 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value in accordance with the provisions of Section 3062. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying value.

    The Company adopted the provisions of Section 1581 as of July 1, 2001 and
Section 3062 as of January 1, 2002. Upon adoption of Section 3062, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and effective January 1, 2002, has reclassified certain amounts previously ascribed to circulation to non-competition agreements and subscriber and advertiser relationships, with the balance to goodwill.

    In connection with Section 3062's transitional goodwill impairment evaluation, Section 3062 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and identifiable intangible assets, to those reporting units as of January 1, 2002. The Company had until June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, an indication existed that the reporting unit goodwill may be impaired and the Company was required to perform the second step of the transitional impairment test. The second step was required to be completed no later than December 31, 2002. In the second step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of January 1, 2002. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with Section 1581. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

    At January 1, 2002, the Company had unamortized goodwill in the amount of $905.6 million, which is no longer being amortized. This amount is before any reduction for the transitional impairment noted below. This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change.

    The Company completed its transitional impairment testing for goodwill under
Section 3062 and recorded an impairment charge of $32.0 million in respect of the goodwill for the Jerusalem Post operation. That loss, net of related minority interest, amounted to $12.1 million and has been recorded as a charge to the opening deficit as at January 1, 2002.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

    The Company and certain of its subsidiaries have employee stock-based compensation plans. Until December 31, 2001, compensation expense was not recognized on the grant or modification of options under these plans.

    Effective January 1, 2002, the Company adopted Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("Section 3870"). Under Section 3870, the Company is required to account for, on a prospective basis, all stock-based payments made by the Company to non-employees, including employees of RCL, the parent company, and employee awards that are

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direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value-based method. For all other stock-based payments, the Company has elected to use the settlement method of accounting whereby cash received on the exercise of stock options is recorded as capital stock.

    Under the fair value-based method, stock options granted to employees of RCL by the Company and its subsidiaries are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Such fair value determined is recorded as a dividend-in-kind with no resulting impact on the Company's net earnings. Section 3870 will be applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002. The Company has not granted any stock options since the adoption of Section 3870. During 2002, the only options granted by International which are impacted by the adoption of 3870 are options granted to employees of RCL. The fair value of such options must be recorded as a dividend by International, with no impact to the Company's results. Consequently, there is no impact of adoption of this standard on the Company's financial statements for the year ended December 31, 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

FOREIGN CURRENCY AND HEDGING

    In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after July 1, 2003. Effective January 1, 2004, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company is in the process of formally documenting all hedging relationships and has not yet determined whether any of their current hedging relationships will not meet the new hedging criteria.

IMPAIRMENT OF LONG-LIVED ASSETS

    In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations." These sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment" and Section 3475, "Discontinued Operations." The new standards are consistent with U.S. generally accepted accounting principles. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts and fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal year; however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003; however, early application is permitted. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flow at this time.

DISCLOSURE OF GUARANTEES

    In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG 14"). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company is currently determining the impact these new disclosures will have on its consolidated financial statements.

CONSOLIDATED FINANCIAL INFORMATION

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

    NET LOSS. The net loss in the year ended December 31, 2002 amounted to $88.6 million or a loss of $2.76 per retractable common share compared to a net loss of $131.9 million or a loss of $3.91 per retractable common share in 2001. The results of both periods are impacted by a large number of unusual items which are discussed below.

    SALES REVENUE. Sales revenue in 2002 was $1,628.2 million compared with $1,822.1 million in 2001, a decrease of $193.9 million. The reduction in sales revenue is primarily due to the sale of most of the remaining Canadian newspaper properties in July and November 2001 and the sale of the remaining 50% interest in the National Post in August 2001. Declines in U.K. advertising revenue in local currency were partly offset by the strengthening of the pound sterling. Sales revenue in local currency, for the Chicago Group was flat year over year.

    COST OF SALES AND EXPENSES. Cost of sales and expenses in 2002 were $1,453.9 million compared with $1,730.1 million in 2001, a decrease of $276.2 million. The decrease in cost of sales and expenses resulted primarily from the disposition of Canadian newspaper properties in 2001 as well as lower newsprint costs, lower compensation costs and general cost reductions at the Chicago Group and the U.K. Newspaper Group, primarily as a result of cost containment strategies. Lower cost of sales and expenses at the U.K. Newspaper Group, in local currency, were partially offset by the effect of the strengthening of the pound sterling.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization in 2002 amounted to $88.2 million compared with $144.7 million in 2001, a reduction of $56.5 million. The reduction results from both the disposition of Canadian properties in 2001 and the adoption on January 1, 2002 of CICA Handbook Section 3062, which resulted in goodwill not being amortized subsequent to January 1, 2002. In the year ended December 31, 2001, amortization of goodwill and intangible assets, including amortization of goodwill and intangible assets in respect of properties sold during 2001 which are not being amortized in 2002, approximated $53.3 million.

    INVESTMENT AND OTHER INCOME. Investment and other income in 2002 amounted to $29.7 million compared with $97.3 million in 2001, a decrease of $67.6 million. Investment and other income in 2001 included interest on debentures issued by a subsidiary of CanWest and a dividend on CanWest shares. In September 2001, CanWest temporarily suspended its semi-annual dividend. In the latter part of 2001, all of the CanWest shares were sold to the Hollinger Participation Trust and participation interests were sold in respect of nearly all of the CanWest debentures, resulting in significantly lower interest and dividend income in 2002. Most of the proceeds from the disposal of the CanWest investments were retained as short-term investments at low rates of interest until the end of the first quarter of 2002 when a portion of International's long-term debt was retired.

    INTEREST EXPENSE. Interest expense for 2002 was $121.7 million compared with $177.9 million in 2001, a reduction of $56.2 million. The reduction mainly results from lower average debt levels in 2002 compared with 2001. The Company reduced its revolving bank credit facility in 2001 by $173.4 million and by $38.5 million in January 2002 and International reduced its long-term debt beginning in March 2002 by U.S. $290.0 million. In addition, since both the Company's Series II and Series III preference shares are financial liabilities, dividends on such shares are included in interest expense. Dividends paid on the Series II preference shares were lower in 2002 than in 2001, as a result of Series II preference share retractions and International reducing its dividend on shares of Class A common stock, on which the Series II preference dividends are based.

    NET LOSS IN EQUITY-ACCOUNTED COMPANIES. Net loss in equity-accounted companies amounted to $1.2 million in 2002 compared with $18.6 million in 2001. Net loss in equity-accounted companies in 2001 primarily represented an equity-accounted loss in Interactive Investor International, which was sold during the third quarter of 2001.

    NET FOREIGN CURRENCY LOSSES. Net foreign currency losses increased from a loss of $7.5 million in 2001 to a loss of $19.7 million in 2002. Net foreign currency losses in 2002 includes a $10.4 million net loss on amounts sold to the Hollinger Participation Trust and a $5.7 million loss on a cross currency swap.

    UNUSUAL ITEMS. Unusual items in 2002 amounted to a loss of $62.6 million compared with a loss of $295.4 million in 2001. Unusual items in 2002 included the loss on retirement of Publishing's Senior Notes in the amount of $56.3 million, a $63.6 million write-off of investments, and a $43.3 million loss on the termination of the Total Return Equity Swap, partly reduced by a $20.1 million gain on the dilution of the Company's investment in International, a net $44.5 million foreign exchange gain on the reduction of net investments in foreign subsidiaries and a $34.4 million reduction of the pension valuation allowance. Unusual items in 2001 included a $240.1 million loss on sales of investments, a $23.0 million loss on sale of Publishing interests, a $79.9 million loss on write-off of investments and a $29.6 million realized loss on the Total Return Equity Swap, partly offset by a $59.4 million gain on the sale of and dilution of the Company's investment in International and a $58.7 million reduction of the pension valuation allowance.

    INCOME TAXES. In 2002, income tax expense was $124.0 million computed on a loss before income taxes and minority interest of $89.5 million primarily as a result of non-deductible expenses including the settlement of the Total Return Equity Swap and an increase in the tax valuation allowance of $74.0 million. In 2001, the income tax recovery was $89.5 million on a loss before income taxes and minority interest of $454.9 million in part due to the impact of losses at the National Post for which a tax benefit was not recorded.

    MINORITY INTEREST. Minority interest in the year ended December 31, 2002 was a recovery of $124.9 million compared to a recovery of $233.5 million in 2001. Minority interest primarily represents the minority share of the net loss of International and the net earnings of Hollinger L.P. In 2001, minority interest also included the minority's 50% share of the National Post net loss to August 31, which totalled $28.7 million.


RESULTS OF OPERATIONS BY SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

CHICAGO GROUP

    Sales revenue in 2002 was $693.7 million compared with $686.3 million in 2001, an increase of $7.4 million or 1.1%. The increase results entirely from the slightly stronger United States dollar compared to the Canadian dollar on average in 2002 compared with 2001. In U.S. dollars, sales revenue was U.S. $441.8 million in 2002, a slight decrease compared with U.S. $442.9 million in 2001. Advertising revenue in 2002 was U.S. $341.3 million compared with U.S.$338.5 million in 2001, an increase of U.S. $2.8 million or 0.8%. Circulation revenue in 2002 was U.S. $89.4 million compared with U.S. $92.7 million in 2001, a decrease of U.S. $3.3 million or 3.6%. The decrease was primarily the result of price discounting.

    Cost of sales and expenses in 2002 were $591.6 million compared with $623.0 million in 2001, a decrease of $31.4 million or 5.0%. In U.S. dollars, cost of sales and expenses were U.S. $376.7 million in 2002 compared with U.S. $402.1 million in 2001, a decrease of U.S. $25.4 million or 6.3%. Cost savings were achieved across the board with reductions in compensation costs, in newsprint costs and in other operating costs. Reductions in compensation and other costs are the result of cost management initiatives undertaken during the course of 2002 and 2001; however, the reduction in newsprint cost was primarily the result of newsprint price decreases. The average newsprint cost per tonne was approximately 21% lower in 2002 than in 2001.

    Depreciation and amortization in 2002 was $42.4 million compared with $53.5 million in 2001, a reduction of $11.1 million. The reduction is largely the result of the adoption, effective January 1, 2002 of Section 3062, which resulted in goodwill and intangible assets with indefinite useful lives no longer being amortized. Amortization of approximately $15.3 million in 2001 related to such assets.

    Operating income in 2002 totalled $59.7 million compared with $9.8 million in 2001, an increase of $49.9 million. This increase is the result of lower newsprint, compensation and other operating costs in 2002 compared with 2001 and lower amortization expense resulting from the adoption of new accounting standards for goodwill and intangible assets.

U.K. NEWSPAPER GROUP

    In 2002, sales revenue for the U.K. Newspaper Group was $804.6 million compared with $801.1 million in 2001, an increase of $3.5 million or 0.4%. In pounds sterling, sales revenue was (pound)341.5 million in 2002 compared with (pound)358.9 million in 2001, a decrease of (pound)17.4 million or 4.8%. In 2002 compared to 2001, the pound sterling on average strengthened compared with the Canadian dollar. Advertising revenue at the Telegraph in 2002 was (pound)211.0 million compared with (pound)228.7 million in 2001, a decrease of (pound)17.7 million or 7.7%. Advertising revenues were lower in the recruitment and financial areas. Circulation revenue in 2002 was (pound)93.6 million at the Telegraph compared with (pound)94.5 million in 2001. Lower revenue from both a change in the mix of sales between single copy and subscribers and lower overall average circulation in 2002 compared with 2001 was partly offset by increased revenue resulting from single copy cover price increases of 5 pence in each of September 2001 and 2002 in respect of The Daily Telegraph.

    Total cost of sales and expenses in the year ended December 31, 2002 were $693.9 million compared with $703.3 million in 2001, a decrease of $9.4 million or 1.3%. In local currency, cost of sales and expenses in 2002 approximated (pound)294.3 million compared with (pound)314.9 million in 2001, a decrease of (pound)20.6 million or 6.5%. The majority of the decrease is due to a reduction in newsprint and compensation costs. The decrease in newsprint costs results from a reduction in consumption due to lower pagination as a result of lower advertising revenue, and a reduction in the average price per tonne of newsprint of 9.9%. Lower compensation costs in 2002 result primarily from reduced staff levels, mainly in editorial, which occurred at the end of 2001, as well as a general salary level freeze in 2002.

    Depreciation and amortization in 2002 was $35.9 million compared with $63.9 million in 2001, a reduction of $28.0 million. The reduction is primarily the result of the adoption, effective January 1, 2002, of new accounting standards, which resulted in goodwill and other intangible assets with indefinite useful lives not being amortized in 2002. Amortization expense of approximately $25.9 million in 2001 related to such assets.

    Operating income in 2002 totalled $74.8 million compared with $33.9 million in 2001, an increase of $40.9 million. The increase in operating income, in local currency, is the result of lower newsprint and compensation costs and reduced amortization expense resulting from the adoption of new accounting standards, reduced by lower advertising revenue. In addition, the strength of the pound sterling on average in 2002 compared with the Canadian dollar, further improved operating income in Canadian dollars.

CANADIAN NEWSPAPER GROUP

    Sales revenue at the Canadian Newspaper Group in 2002 was $109.1 million compared with $305.1 million in 2001, a decrease of $196.0 million. The operating loss was $5.3 million in 2002 compared with an operating loss of $50.4 million in 2001, a decrease of $45.1 million. The results for 2001 included the results of the National Post and other Canadian newspaper properties, all of which were sold during 2001. The newspapers that were sold accounted for the majority of the decrease in year-over-year sales revenue and the net reduction in year-over-year operating loss. The 2001 operating loss included a $57.3 million operating loss for the National Post for the period January 1 to August 31, when the National Post was sold. Sales revenue for operations owned throughout 2001 and 2002 was $108.8 million in 2002 and $114.1 million in 2001, a decrease of $5.3 million or 4.6%. The decrease primarily resulted from lower sales revenue at the Business Information Group.

COMMUNITY GROUP

    In 2002, sales revenue was $20.8 million and the operating loss was $8.2 million compared with sales revenue of $29.6 million and an operating loss of $5.3 million in 2001. The results for 2001 include the last remaining U.S. Community Group newspaper which had operating revenue of U.S. $0.8 million and an operating loss of U.S. $0.2 million in 2001. Sales revenue at the Jerusalem Post in 2002 was U.S.$13.2 million compared with U.S. $19.1 million in 2001, a decrease of U.S. $5.9 million. Advertising revenue declined U.S. $1.9 million, circulation revenue declined U.S. $1.7 million and printing revenue declined U.S.$2.3 million, each due to the poor economic climate in Israel. In addition in the past, Jerusalem Post derived a relatively high percentage of its revenues from printing as a result of a long-term contract to print and bind copies of the Golden Pages, Israel's equivalent of a Yellow Pages telephone directory. During 2002, Golden Pages effectively cancelled this agreement and has ceased placing printing orders. An action was commenced by the Jerusalem Post in 2003 seeking damages for the alleged breach of contract. In addition, amortization expense in the amount of $0.9 million at the Jerusalem Post in 2001 was not incurred in 2002 as a result of new accounting standards for goodwill.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION AND CASH FLOWS

    The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows principally from International through dividends and other payments. International and the Company's other subsidiaries and affiliated companies are under no obligation to pay dividends. International's ability to pay dividends on its common stock may be limited as a result of its dependence on the receipt of dividends and other receipts primarily from Publishing. Publishing and its principal United States and foreign subsidiaries are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries have been pledged to the group's lenders. The Company's right to participate in the distribution of assets of any subsidiary or affiliated company upon its liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary or affiliated company.

    On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares, and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of RMI to fund such shortfalls and, therefore, pay its liabilities as they fall due. RMI is a wholly owned subsidiary of RCL, the Company's ultimate parent company. On March 10, 2003, concurrent with the issue of U.S. $120.0 million Senior Secured Notes due 2011, RMI entered into a support agreement with the Company. Under the agreement, RMI is required to make an annual support payment in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without the issuance of additional shares of the Company) or subordinated debt. The annual support payment will be equal to the greater of
(a) the Company's negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) U.S.$14.0 million per year (less any payments of management services fees by International directly to the Company or NB Inc. and any excess in the net dividend amount that the Company and NB Inc. receives from International over U.S.$4.65 million per year), in either case as reduced by any permanent repayment of debt owing by RCL to the Company.

    Initially, the support amount to be contributed by RMI will be satisfied through the permanent repayment by RCL of its approximate $16.4 million of advances from the Company, which resulted from the use of proceeds of the Company's issue of its Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company, without receiving any additional shares of the Company, except that, to the extent that the minimum payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes which mature in 2011. The Senior Secured Notes are secured by a first priority lien on 10,108,302 shares of International's Class A common stock and 14,990,000 shares of International's Class B common stock owned by the Company and NB Inc. Therefore, the Company and NB Inc., in total hold, only 1,380,529 shares of International Class A common stock which are unencumbered, the current market value of which approximates US$11.2 million.

    On March 10, 2003, the Company repaid the amount due to RCL, made an advance to RCL and repaid all borrowings under its revolving credit facility and operating line of credit with the proceeds of its issuance of Senior Secured Notes. Currently, the Company does not have a line of credit. The Trust Indenture governing the Senior Secured Notes places certain limitations on the Company's ability to incur additional indebtedness and the ability to retract the Series II and III preference shares and the retractable common shares.

    In addition, on March 10, 2003, RCL and RMI entered into a contribution agreement with the Company. The contribution agreement is not pledged to the trustee for the Notes, and holders of the Notes are not entitled to any rights thereunder. The contribution agreement sets out the manner in which RMI will make support payments to the Company as described above. RCL has guaranteed RMI's obligations under the contribution agreement and its obligation to make support payments to the Company under the support agreement. RCL's guarantee will not enure to the benefit of, or be enforceable by, the trustee for the Notes or holders of the Notes. The Company has pledged the benefit of this guarantee as security for its obligations under the indebtedness of NB Inc. due to International. The contribution agreement will terminate upon the repayment in full of the Notes, the termination of the support agreement or if the Company ceases to be a public company.

    The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. On retraction, the Series II preference shares are exchangeable into a fixed number of shares of the Company's Class A common stock of International or, at the Company's option, cash of equivalent value. The Series III preference shares are currently retractable at the option of the holder for a retraction price payable in cash, which fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares and, after May 1, 2003, for a cash payment of $9.50 per share and provide for redemption on April 30, 2004 at $10.00 per share. The retractable common shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for the Company's International Class A common stock of equivalent value or, at the Company's option, cash. There is uncertainty regarding the Company's ability to meet its future financial obligations arising from the retractions of preference shares and retractable common shares. Under corporate law, the Company is not required to make any payment to redeem any shares in certain circumstances, including if the Company's liquidity would be unduly impaired as a consequence. If, when shares are submitted by holders for retraction or when the Company is obliged to redeem the Series III preference shares on April 30, 2004, there are reasonable grounds for believing that, after making the payment in respect of those shares, the Company's liquidity would be unduly impaired, the retractions and redemptions will not be completed. In such event, shareholders would not become creditors of the Company but would remain as shareholders until such time as the retraction is able to be completed under applicable law.

    The Company's uncertain ability to make payments on future retractions and redemptions of shares is due to the fact that liquidity of its assets is limited at present, given that substantially all of its shares of International common stock were provided as security for the Senior Secured Notes.

    The Company's Series III preference shares are redeemable on April 30, 2004 for a cash payment of $10.00 per share plus any accrued and unpaid dividends to that date. The total cost to redeem all of the issued and outstanding Series III preference shares is $101.5 million. The Company is proposing to make an offer to exchange all of its Series III Preference Shares for newly issued Series IV Preference Shares having comparable terms, except for a higher dividend rate (8% as compared to 7% for the Series III preference shares) and a longer term to mandatory redemption (April 30, 2008 as compared to April 30, 2004).

RETRACTION PRICE OF RETRACTABLE COMMON SHARES OF HOLLINGER INC.

    The retractable common shares of Hollinger Inc. have terms equivalent to common shares, except that they are retractable at any time by the holder for their retraction price in exchange for shares of the Company's holding of International Class A common stock of equivalent value. The Company has the right to settle the retraction price by cash payment. The retraction price determined each quarter (or, in certain specific cases more frequently) by the Company's Retraction Price Committee, is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Company on its liquidation, dissolution or winding-up in respect of outstanding preference shares other than the retractable common shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale of all or substantially all of its assets, which, in the opinion of the Board, would not be refundable at such date, divided by the number of retractable common shares outstanding on such date.

    Currently the Company and its wholly owned subsidiaries, which excludes International, have assets which consist principally of the investment in International together with other miscellaneous investments. The Company currently directly and indirectly owns 11,488,831 shares of Class A common stock and 14,990,000 shares of Class B common stock of International with a current market value of approximately U.S.$215.5 million. The Company's significant liabilities include U.S.$120.0 million 11 7/8% Senior Secured Notes due 2011, Series II preference shares, which are exchangeable into 1,969,250 shares of International Class A common stock with a current value of approximately U.S.$16.0 million and $101.5 million of Series III preference shares which are redeemable on April 30, 2004 for an aggregate of $101.5 million.

    The retraction price of the retractable common shares during 2002 and early 2003 was as follows:

                                                                 Per Retractable
                                                                  Common Share
                                                                 ---------------
                         January 10, 2002                            $ 7.50
                         April 11, 2002                              $ 9.50
                         July 9, 2002                                $ 7.50
                         October 3, 2002                             $ 5.50
                         January 7, 2003                             $ 5.50
                         April 2, 2003                               $ 1.75

    The decline in the retraction price of the retractable common shares from $5.50 per share on January 7, 2003 to $1.75 per share on April 2, 2003 primarily results from the lower market price of shares of International Class A common stock and a strengthening of the Canadian dollar relative to the U.S. dollar

    Currently there are 32,939,686 retractable common shares issued and outstanding, of which 25,754,303 are held by RCL and its affiliates.

WORKING CAPITAL

    Working capital consists of current assets less current liabilities. At December 31, 2002, working capital, excluding the current portion of long-term debt obligations and the related funds held in escrow, was a deficiency of $604.4 million compared to working capital of $133.6 million at December 31, 2001. Current assets excluding funds held in escrow were $594.4 million at December 31, 2002 compared with $1,196.9 million at December 31, 2001. Current liabilities, excluding debt obligations, but including short-term bank indebtedness, were $1,051.6 million at December 31, 2002, compared with $1,063.3 million at December 31, 2001. Current liabilities at December 31, 2002 includes $147.3 million in respect of retractable preference shares and the related deferred unrealized gain. These retractable preference shares are included in current liabilities since they are retractable any time at the option of the holder. Also included in current liabilities is approximately $436.7 million of income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts. While the timing of the payment of such income taxes, if any, is uncertain, the Company does not expect any significant amounts to be paid in 2003.

    The reduction in working capital in 2002, excluding the current portion of long-term debt obligations and related funds held in escrow, is primarily the result of the retractable preference shares being included in current liabilities and the reduction in cash and cash equivalents as a result of the pay-down of long-term debt since December 31, 2001, offset by the reduction in bank indebtedness. During the year ended December 31, 2002, approximately U.S.$370.8 million of cash and cash equivalents, which included both principal repayments and related premiums, was used to retire a portion of Publishing's long-term debt.

    During January 2002, the Company's revolving bank credit facility was reduced to $81.9 million from $120.4 million at December 31, 2001, using proceeds from the sale of 2,000,000 shares of International's Class A common stock. During 2001, the Company reduced its bank indebtedness by $173.4 million with proceeds from the sale of 7.1 million shares of International's Class A common stock to International for cancellation and from the December 2001 sale to third parties of 2,000,000 shares of International's Class A common stock.

    At December 31, 2002, the Company had fully borrowed on its bank operating line that provided for up to $10.0 million of borrowings and its revolving bank credit facility that provided for up to $80.8 million in borrowings. The Company's revolving bank credit facility was secured by International shares owned by the Company and bore interest at the prime rate plus 2.5% or the bankers' acceptance ("BA") rate plus 3.5%. Under the terms of the revolving bank credit facility, the Company and its wholly owned subsidiaries were subject to restrictions on the incurrence of additional debt. The revolving bank credit facility was amended and restated on August 30, 2002 and was to mature on December 2, 2002. A mandatory repayment of the revolving bank credit facility in the amount of $50.0 million was required by December 2, 2002 and if such payment was made, the lenders could have consented to an extension of the maturity date to December 2, 2003 in respect of the principal outstanding. On December 2, 2002, the lenders extended the $50.0 million principal repayment date to December 9, 2002. This repayment was not made, and on December 9, 2002, the bank credit facility was amended to require a principal repayment of $44.0 million on February 28, 2003 with the balance maturing on December 2, 2003. As a result of the impending closing of the Company's Senior Secured Note issue, the lenders further extended the due date for the repayment of $44.0 million to March 14, 2003. On March 10, 2003, the revolving bank credit facility in the amount of $80.8 million and the bank operating line of $10.0 million were repaid with part of the proceeds of the Company's issue of Senior Secured Notes.

    On October 3, 2002, International entered into a term lending facility and borrowed U.S.$50.0 million ($79.6 million). As a result of International's borrowing under this term lending facility, the Company was in default of a covenant under its revolving bank credit facility which, while in default, resulted in borrowings being due on demand. The Company's banks waived the default and on December 23, 2002, International repaid the full amount borrowed under the term lending facility.

LONG-TERM DEBT

    Long-term debt, including the current portion, was $1,789.3 million at December 31, 2002 compared with $1,351.6 million at December 31, 2001.

    On March 10, 2003, the Company issued U.S. $120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. The total net proceeds were used to repay the Company's revolving bank credit facility and bank operating line, repay amounts due to RCL and to make certain advances to RCL. The Senior Secured Notes are fully and unconditionally guaranteed by RMI and are secured by a first priority lien on substantially all of the Company's holdings in International common stock.

     On December 23, 2002, certain of International's subsidiaries entered into an amended and restated U.S. $310.0 million Senior Credit Facility with a group of financial institutions arranged by Wachovia Bank, NA. (the "Senior Credit Facility").

     The Senior Credit Facility consists of (a) a U.S. $45.0 million revolving credit facility, which matures on September 30, 2008 (the "Revolving Credit Facility"), (b) a U.S. $45.0 million Term Loan A, which matures on September 30, 2008 ("Term Loan A") and (c) a U.S. $220.0 million Term Loan B, which matures on September 30, 2009 ("Term Loan B"). Publishing (a wholly owned direct subsidiary) and Telegraph Group Limited ("Telegraph Group", a wholly owned indirect United Kingdom subsidiary) are the borrowers under the Revolving Credit Facility and First DT Holdings Ltd. ("FDTH", a wholly owned indirect U.K. subsidiary) is the borrower under Term Loan A and Term Loan B. The Revolving Credit Facility and Term Loans bear interest at either the Base Rate (U.S.) or U.S. $ LIBOR, plus an applicable margin. Cross-currency floating to fixed rate swaps from U.S.$ LIBOR to Sterling fixed rate have been purchased in respect of all amounts advanced under the Senior Credit Facility. No amounts have currently been drawn under the Revolving Credit Facility

     Publishing's borrowings under the Senior Credit Facility are guaranteed by Publishing's material U.S. subsidiaries, while FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are guaranteed by Publishing and its material U.S. and U.K. subsidiaries. International is also a guarantor of the Senior Credit Facility. Publishing's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. subsidiaries, a pledge of all of the capital stock of Publishing and its material U.S. subsidiaries and a pledge of 65% of the capital stock of certain foreign subsidiaries. FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries and a pledge of all of the capital stock of Publishing and its material U.S. and U.K. subsidiaries. International's assets in Canada have not been pledged as security under the Senior Credit Facility.

     The Senior Credit Facility loan documentation requires Publishing to comply with certain covenants which include, without limitation and subject to certain exceptions, restrictions on additional indebtedness; liens; certain types of payments (including without limitation, capital stock dividends and redemptions, payments on existing indebtedness and intercompany indebtedness), and on incurring or guaranteeing debt of an affiliate, making certain investments and paying management fees; mergers, consolidations, sales and acquisitions; transactions with affiliates; conduct of business, except as permitted; sale and leaseback transactions; changing fiscal year; changes to holding company status; creating or allowing restrictions on taking action under the Senior Credit Facility loan documentation; and entering into operating leases, subject to certain baskets and exceptions. The Senior Credit Facility loan documentation also contains customary events of default.

     On December 23, 2002, Publishing issued U.S. $300.0 million aggregate principal amount of 9% senior unsecured notes due 2010 (the "9% Senior Notes") at par to certain qualified institutional buyers ("QIBs") pursuant to Rule 144A under the Securities Act of 1933, as amended. The aggregate commissions were U.S. $8.3 million. The proceeds from the sale of the 9% Senior Notes, together with drawdowns under the Senior Credit Facility and available cash balances, were used to redeem approximately U.S. $239.9 million of Publishing's Senior Subordinated Notes due 2006 and approximately U.S. $265.0 million of Publishing's Senior Subordinated Notes due 2007, plus applicable premium and accrued interest to the date of redemption, and to make a distribution of U.S. $100.0 million to International. International used the distribution (a) to repay all amounts borrowed by International on October 3, 2002 under its loan agreement with Trilon International Inc., (b) to retire the equity forward purchase agreements between International and certain Canadian chartered banks (the "Total Return Equity Swap") made as of October 1, 1998, as amended, and (c) for other general corporate purposes. The trust indenture in respect of the 9% Senior Notes contains customary covenants and events of default, which are comparable to those under the Senior Credit Facility.

    On February 14, 2002, Publishing commenced a cash tender offer for any and all of its outstanding 8.625% Senior Notes due 2005. In March 2002, Senior Notes in the aggregate principal amount of U.S. $248.9 million had been validly tendered pursuant to the offer and these Senior Notes were paid out in full. In addition, in 2002, Publishing purchased for retirement an additional U.S.$41.1 million in aggregate principal amount of the Senior Notes and Senior Subordinated Notes. The total principal amount of Publishing's Senior Notes and Senior Subordinated Notes retired during 2002 was U.S. $290.0 million. The premiums paid to retire the debt totalled U.S. $27.1 million, which, together with a write-off of U.S. $8.3 million of related deferred financing costs, have been presented as an unusual item.

CASH FLOWS

    Cash flows provided by operating activities were $149.4 million in 2002, and cash flows used for operating activities were $334.9 million in 2001. Improved operating results and lower cash interest costs and cash taxes resulted in improved year-over-year cash flows provided by operating activities. The cash flows used in operating activities in 2001 primarily resulted from the sales of Canadian Newspaper Group properties and Community Group properties, lower operating results at the Company's remaining operations and the non-cash interest income received on the CanWest debentures.

    Cash flows used in financing activities were $751.4 million in 2002 and $239.5 million in 2001. In 2002, International repaid U.S. $290.0 million of long-term debt primarily from available cash balances and repaid U.S. $100.0 million to terminate the forward share purchase contracts. The cash flows used in financing activities in 2001 included the repurchase of shares of International's Class A common stock and the redemption of retractable common and preferred shares totalling $72.4 million.

    Cash flows used in investing activities were $18.8 million in 2002 compared to cash flows provided by investing activities of $1,132.5 million in 2001. The cash flows used in investing activities in 2002 resulted primarily from purchase of fixed assets and investments partially offset by proceeds from the sale of 2,000,000 shares of International's Class A common stock in January 2002 and proceeds on the sale of fixed assets. The cash flows provided by investing activities in 2001 resulted principally from the sales of Canadian newspaper operations and sale of investments offset in part by additions to investments and fixed assets.

CAPITAL RESOURCES AND NEEDS

    Additions to capital assets for the year ended December 31, 2002 amounted to $64.0 million (2001- $91.0 million), principally in respect of International's operations. The following is a summary of the major capital expenditures during these periods:

                                                                                      2002             2001
                                                                                    MILLION $        MILLION $
                                                                                    ---------        ---------
           Chicago Sun-Times plant...............................................      $ 3              $ 6
           Printing joint venture -- new presshall and mailroom...................       -               20
           Airplane..............................................................        -               18
           Jerusalem Post press..................................................        5                -
           Fox Valley -- printing facility........................................       6                -
           Other capital additions and routine capital expenditures..............       50               47
                                                                                    ---------        ---------
                                                                                       $64              $91
                                                                                    =========        =========

CAPITAL EXPENDITURES AND ACQUISITION FINANCING.

    In the past two years, the Chicago Group, the Community Group, the U.K. Newspaper Group and the Canadian Newspaper Group have funded their capital expenditures and acquisition and investment activities out of cash provided by their respective operating activities. It is management's view that capital resources of such operations are sufficient to accommodate their future anticipated capital needs.

    Capital expenditures at the Chicago Group amounted to $24.3 million and $19.3 million in 2002 and 2001, respectively. International began construction of a new printing facility in Chicago during 1998, which became partially operational in 2000 and fully operational in 2001.

    Capital expenditures at the Community Group amounted to $7.9 million and $0.5 million in 2002, and 2001, respectively.

    Capital expenditures at the U.K. Newspaper Group were $27.7 million and $48.8 million in 2002 and 2001, respectively.

    Capital expenditures at the Canadian Newspaper Group were $3.6 million and $4.4 million in 2002 and 2001, respectively.

    Capital expenditures at the Corporate Group were $0.1 and $18.4 million in 2002 and 2001, respectively. Expenditures in 2001 were primarily in respect of a new airplane to replace an older airplane that was sold in early 2002.

DERIVATIVE INSTRUMENTS

    The Company may enter into various swap, option and forward contracts from time to time when management believes conditions warrant. Management does intend, however, that such contracts will be limited to those that relate to the actual exposure to commodity prices, interest rates and foreign currency risks. If, in management's view, the conditions that made such arrangements worthwhile no longer exist, the contracts may be closed.

    On December 27, 2002, FDTH, entered into two cross-currency floating to fixed rate swap transactions to hedge principal and interest payments on U.S. dollar borrowings by FDTH under the December 23, 2002 Senior Credit Facility. The contracts have a total foreign currency obligation notional value of U.S. $265.0 million, fixed at a rate of U.S. $1.5922 to (pound)1, convert the interest rate on such borrowings from floating rate to a fixed blended interest rate of 8.47%, and expire as to U.S. $45.0 million on December 29, 2008 and as to U.S. $220.0 million on December 29, 2009. The swaps were purchased to take advantage of low rates on this type of instrument and to provide certainty on interest charges to the operations of the U.K. Newspaper Group in a time of soft advertising sales.

    On January 22, 2003 and February 6, 2003, Publishing entered into interest rate swaps to convert U.S. $150.0 million and U.S. $100.0 million, respectively, of the total U.S.$300.0 million Senior Notes issued in December 2002, from fixed to floating rates for the period to December 15, 2010, subject to early termination notice, with the objective of reducing the cost of borrowing. Interest for the first six months has been set at 5.98% and floats, for subsequent periods, at the six-month LIBOR rate plus a blended spread of 4.61%.

    A further discussion of the Company's derivative instruments can be found in note 23 to the Company's consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

    HOLLINGER PARTICIPATION TRUST. As part of its November 16, 2000 purchase and sale agreement with CanWest, International was prohibited from selling the CanWest debentures received in partial consideration prior to May 15, 2003. In order to monetize this investment, International entered into a participation agreement in August 2001 pursuant to which it sold participation interests in $540.0 million (U.S. $350.0 million) principal amount of CanWest debentures to a special purpose trust (the "Participation Trust") administered by an arm's-length trustee. That sale of participation interests was supplemented by a further sale of participation interests in $216.8 million (U.S. $140.5 million) principal amount of CanWest debentures in December 2001. International remains the record and beneficial owner of the participated CanWest debentures and is required to make payments to the Participation Trust with respect to those debentures if and to the extent it receives payment in cash or kind on the debentures from CanWest. Coincident with the Participation Trust's purchase of the participation interests, the Participation Trust sold senior notes to arm's-length third parties to finance the purchase of the participation interests. These transactions resulted in net cash proceeds to International of $621.8 million and for accounting purposes have been accounted for as sales of CanWest debentures. The net loss on the transactions amounted to $97.4 million and is included in unusual items in 2001. International believes that the participation arrangement does not constitute a prohibited sale of debentures as legal and beneficial title was not transferred. CanWest has advised the Company that it accepts that position.

At any time up to November 5, 2005, CanWest may elect to pay interest on the debentures by way of additional CanWest debentures or through the issuance of non-voting common shares of CanWest. Further, at any time after May 15, 2003, the holders of the Participation Trust senior notes may, under the terms of the Participation Trust request that the Participation Trust require International to complete an outright transfer to the Participation Trust of the CanWest debentures. The unrealized foreign exchange losses recognized at December 31, 2002 and 2001 are classified as deferred credits in the consolidated balance sheet.

COMMERCIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS.

      The Telegraph Group has guaranteed the printing joint venture partners' share of leasing obligations to third parties, which amounted to $1.0 million ((pound)0.4 million) at December 31, 2002. These obligations are also guaranteed jointly and severally by each joint venture partner.

    In connection with International's insurance program, letters of credit are required to support certain projected workers' compensation obligations. At December 31, 2002, letters of credit in the amount of $4.4 million were outstanding.

    In special circumstances, the Company's newspaper operations may engage freelance reporters to cover stories in locales that carry a high risk of personal injury or death. Subsequent to December 31, 2002, the Telegraph has engaged a number of journalists and photographers to report from the Middle East. As a term of their engagement, The Telegraph has agreed to provide a death benefit which, in the aggregate for all freelancers engaged, amounts to $13.1 million ((pound)5.1 million). This exposure is uninsured. Precautions have been taken to avoid a concentration of the freelancers in any one location.

    In connection with certain of its cost and equity method investments, International is committed to fund approximately $1.9 million (U.S.$1.2 million) to those investees in 2003.

    Set out below is a summary of the amounts due and committed under contractual cash obligations, other than in respect of the retractable common shares at December 31, 2002:

                                                                                           DUE          DUE
                                                                             DUE IN      BETWEEN      BETWEEN
                                                                             1 YEAR       1 AND        4 AND      DUE OVER
                                                                 TOTAL      OR LESS      3 YEARS      5 YEARS     5 YEARS
                                                             ----------     --------    --------     --------  -----------
                                                                                    (DOLLARS IN THOUSANDS)
Existing Senior and Senior Subordinated Notes(1)........     $1,279,781     $797,751    $  8,030     $     -   $  474,000
Other long-term debt....................................        443,954        4,886      40,014      45,212      353,842
Capital lease obligations...............................         65,586       12,157      17,165      11,909       24,355
Series II preference shares(2)..........................         33,827       33,827           -           -            -
Series III preference shares(3).........................        101,472      101,472           -           -            -
Operating leases........................................        257,251       27,095      45,590      35,125      149,441
                                                             ----------     --------    --------     -------   ----------
Total contractual cash obligations......................     $2,181,871     $977,188    $110,799     $92,246   $1,001,638
                                                             ==========     ========    ========     =======   ==========

(1) During 2002, Publishing purchased for retirement approximately $406.8 million (U.S.$254.9 million) of the existing Senior Notes due 2005. The balance of those notes outstanding, approximately $8.0 million (U.S.$5.1 million) will mature in 2005. Included in the total of notes outstanding is $797.8 million (U.S.$504.9 million) of Senior Subordinated Notes with maturities in 2006 and 2007. At December 31, 2002, the borrowings under the Senior Credit Facility and the 9% Senior Notes due 2010 were held in escrow pending and for the purpose of redemption of the Senior Subordinated Notes. Consequently, outstanding balances for the Senior Subordinated Notes, irrespective of their maturity date, have been reflected as due in one year or less. Refer to "long-term debt" for a discussion of the new Senior Credit Facility $489.8 million (U.S.$310 million) maturing in 2008 and 2009.

(2) The Company has Series II preference shares that are exchangeable at the holder's option for 0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on redemption of any of the Series II preference shares. As at December 31, 2002, the market value of the shares of International's Class A common stock that they are exchangeable into totals $33.8 million. While it is uncertain as to when, if ever, the preference shares will be retracted, because the retraction can occur at any time at the option of the holder, the outstanding balance has been reflected as due in one year or less.

(3) The Company. has Series III preference shares which provide for a mandatory redemption on the fifth anniversary of issue (April 30, 2004) for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share per annum (or 7%) during their five-year term. The Company has the right at its option to redeem all or any part of the Series III preference shares at any time after three years (April 30, 2002) for $10.00 cash per share (plus unpaid dividends). Holders have the right at any time to retract Series III preference shares for a retraction price payable in cash which, until April 30, 2003, fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares, and during the year ending April 30, 2004, will be $9.50 per share (plus unpaid dividends in each case). While it is uncertain as to when, if ever, the preference shares will be retracted, because the retraction can occur at any time at the option of the holder, the outstanding balance has been reflected as due in one year or less.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    NEWSPRINT. On a consolidated basis, newsprint expense in 2002 amounted to $236.4 million and $316.2 million in 2001. Management believes that newsprint prices may vary widely from time to time and could continue to show significant price variations in the future. During the first half of 2001, newsprint prices in North America were at their highest price per tonne since 1994 and 1995. However, the recessional climate in 2001 caused a significant decline in industry consumption and this, coupled with an abundant supply of competitively priced newsprint, resulted in a downward trend in prices during the second half of 2001. This downward trend has continued into 2002; however, there are indications that prices on the spot market where the Chicago Group purchases its newsprint may moderately increase from their current levels. In the United Kingdom, average newsprint prices were less than the average prices paid in 2001. In the United Kingdom, the Company negotiates newsprint prices for one-year periods. Rates negotiated for 2003 are about 7% lower than those for 2002. Operating divisions take steps to ensure that they have sufficient supply of newsprint and have mitigated cost increases by adjusting pagination and page sizes and printing and distributing practices. Based on levels of usage, during the year ended December 31, 2002, a change in the price of newsprint of $50 per tonne would increase or decrease the year-to-date net loss by approximately $4.6 million.

    INTEREST RATES. At December 31, 2002, other than the $90.8 million revolving credit and overdraft facility, the Company, on a non-consolidated basis had no debt on which interest is calculated at floating rates. On March 10, 2003, the Company, issued U.S. $120.0 million of Senior Secured Notes which bear interest at a fixed rate of 11 7/8% and with part of the proceeds repaid the $90.8 million amount outstanding under the revolving credit and overdraft facility. Interest paid by International to the banks under the Total Return Equity Swap was at floating rates. However, such amounts have been fully repaid as of December 31, 2002. As a result of an interest rate swap entered into in late December 2002, U.S.$265.0 million borrowings under Publishing's Senior Credit Facility bear interest at fixed rates. Consequently, the borrowings under Publishing's Senior Credit Facility are not exposed to fluctuations in interest rates.

    In January 2003, Publishing also purchased fixed to floating rate swaps for U.S.$250.0 million principal amount of its U.S.$300.0 million 9% Senior Notes. Each 1% change in interest rates will result in an additional $3.9 million in interest expense to Publishing for which the impact on the Company's net earnings will be $0.7 million.


    FOREIGN EXCHANGE RATES. The majority of the Company's operating divisions are outside Canada. As a result, the Company is vulnerable to changes in the value of the Canadian dollar. Increases in the value of the Canadian dollar can reduce the value of our foreign properties and declines can increase these values. In the year ended December 31, 2002, the Company's operating income (sales revenue less cost of sales and expenses and depreciation and amortization) was $86.1 million in total. The U.K. Newspaper Group contributed $74.8 million of operating income, the United States operations contributed $51.5 million while the operating loss in Canada, including the Corporate Group, totalled $40.2 million. Based on 2002 results and ownership levels and current debt levels at December 31, 2002, a $0.05 change in the important foreign currencies would have the following effect on the Company's reported net income for the year ended December 31, 2002:

      CURRENCY                                      ACTUAL 2002 AVERAGE RATE   NET INCOME EFFECT
      --------                                      ------------------------   -----------------
      United Kingdom.............................                2.36/(pound)     $   236,000
      United States..............................                  1.57/U.S.$     $   130,000
                                                                 ------------     -----------

    The effects of changes in foreign exchange rates will also be affected by many other factors, including earnings levels and amounts of borrowings in various currencies.

    In 2001, International sold participation interests in $756.8 million principal amount of CanWest debentures to the Participation Trust at an exchange rate of U.S. $0.6482 to each Canadian dollar, which translates into U.S.$490.5 million. At some time between May 15, 2003 and the maturity date of the CanWest debentures, being November 15, 2010, International will be required to deliver to the Participation Trust U.S.$490.5 million of the CanWest debentures at then current exchange rates plus interest received. The actual date of delivery will be established by noteholders of the Participation Trust. As noted below, up until November 5, 2005, CanWest may elect to pay interest on the debentures in kind or by the issuance of shares. At December 31, 2002, the liability to the Participation Trust is $575.7 million and the corresponding CanWest debentures had a principal amount receivable of $888.2 million. Given that the CanWest debentures are denominated in Canadian dollars, International entered into forward foreign exchange contracts in 2001 to mitigate the currency exposure. The foreign currency contracts required International to sell $666.6 million on May 15, 2003 at a forward rate of U.S.$0.6423. In 2002, International sold certain of its foreign currency contracts and subsequently entered into additional foreign currency contracts. However, on September 30, 2002, all of the outstanding contracts were unwound. During 2002 and 2001, the net loss realized on the mark to market of both the obligation to the Participation Trust and the hedge contract was $10.4 million and $0.7 million, respectively, and has been included in net foreign currency losses in the consolidated statement of earnings. This is net of cash received on the termination of the hedge of $9.9 million in 2002. The foreign exchange exposure associated with the Participation Trust is no longer hedged, due to constraints under International's current debt facilities.

    At any time up to November 5, 2005, CanWest may elect to pay interest on the debentures by way of additional CanWest debentures. International anticipates that additional debentures will be received in the future as payment in kind for the interest on the debentures. A $0.05 change in the U.S. dollar to Canadian dollar exchange rate applied to the $888.2 million principal amount of the CanWest debentures at December 31, 2002 would result in a U.S. $44.4 million ($70.2 million) change in the amount available to International for delivery to the Participation Trust and a net loss or gain to the Company, after related tax and minority interest, of $13.4 million.

    INFLATION. During the past two years, inflation has not had a material effect on International's newspaper business in the United States, United Kingdom or Canada.

    INTERNATIONAL SHARE PRICE. The Series II preference shares are exchangeable at the holder's option for 0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. The Series II preference shares represent a financial liability of the Company and are recorded at their fair value, which will fluctuate with the market price of the International's Class A common stock. In 2002, such fluctuations had no impact on the Company's net earnings as deferred unrealized losses/gains have been designated as a hedge of the Company's investment in International common shares. However, due to the March 2003 sale of International shares, in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares will no longer be a hedge. As a result, beginning in 2003 the Series II preference shares will be marked to market for fluctuations in International's share price and foreign exchange rates and unrealized deferred gains in the amount of $11,983,000 as at December 31, 2002 will be recognized in income. On December 31, 2002, the Series II preference shares were retractable into 2,107,250 shares of Class A common stock of International. Based on exchange rates as at December 31, 2002, each U.S.$1.00 increase from the December 31, 2002 quoted market price of International's Class A common stock, would result in an unrealized pre-tax loss of $3.3 million which must be reflected as a charge against the Company's earnings.

    COMPETITION. Revenues in the newspaper industry are dependent primarily upon advertising revenues and paid circulation. Competition for advertising and circulation revenue comes from the local and regional newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in the Company's markets. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives in those markets. Some of the Company's competitors are larger and have greater financial resources than the Company does. In the past, newspapers which compete in some of the Company's markets have chosen to reduce their cover prices and/or decrease the price of bulk sales in efforts to increase their circulation at the expense of the Company's newspapers. Price competition has been particularly intense in the United Kingdom and in Chicago, Illinois in recent years. These actions have in the past forced the Company to similarly reduce the Company's cover prices and/or decrease the price of bulk sales, which has a negative effect on our sales revenues and overall financial performance. The Company may experience price competition from competing newspapers and other media sources in the future that force us to make similar reductions, which would again decrease the Company's operating results and circulation revenues. In addition, the use of alternative means of delivery, such as free Internet sites, for news and other content has increased significantly in the past few years. In the event that significant numbers of the Company's customers choose to receive content using these alternative delivery sources rather than newspapers, the Company may be forced to decrease the prices the Company charges for newspapers or make other changes in the way the Company operates, or the Company may face a long-term decline in circulation, any or all of which may harm financial and operating performance.

RESTATEMENT OF QUARTERLY RESULTS

    All of the Company's operations are owned through International and substantially all of the Company's goodwill and intangible assets are reflected in the accounts of International. Upon initial adoption on January 1, 2002 of the new accounting standards for goodwill and other intangible assets, International classified $186,780,000 of advertiser and subscriber relationship intangible assets as goodwill. Also, on initial adoption on January 1, 2002, the Company made a similar reclassification to goodwill of such amounts which had been included within circulation for the .Chicago Group. However, based on the consensus reached by the U.S. Emerging Issues Task Force in Issue No. 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination" and a comment made by the U.S. Securities and Exchange Commission in their review of International's results for the nine months ended September 30, 2002, International has subsequently concluded that its advertiser and subscriber relationship intangible assets do meet the criteria for recognition apart from goodwill under SFAS No. 142 (which is substantially consistent with CICA Handbook Section 3062). Therefore, in the accounts of both International and the Company, the advertiser and subscriber relationship intangible assets were reclassified from goodwill to identifiable intangible assets during the fourth quarter of 2002 and continue to be amortized over their 30-year useful lives.

    Amortization expense was increased by $1,788,000, income tax recovery was increased by approximately $715,000, minority interest reduced by $727,000 and net loss was increased by $346,000 for each of the three months ended March 31, June 30 and September 30, 2002 to reflect the adjustment to amortization and related effects to income tax and minority interest.

    The Company's reclassification of advertiser and subscriber relationship intangible assets apart from goodwill had no impact on the asset impairment tests and the transitional impairment charge.

QUARTERLY RESULTS
(millions of dollars, except per share amounts)

                                 2002          2002         2002         2002         2001        2001         2001         2001
                                 MAR           JUNE         SEPT         DEC          MAR         JUNE         SEPT         DEC
                                 31            30           30           31           31          30           30           31
                               RESTATED      RESTATED     RESTATED
                               ---------     ---------    ---------    ---------    ---------    --------     --------     ---------
Total revenue                  $   418.7     $   409.7    $   405.2    $   424.2    $   547.7    $  514.8     $  448.4     $  408.5
                               ---------     ---------    ---------    ---------    ---------    --------     --------     --------

Cost of sales and expenses         359.3         356.9        362.5        375.2        461.9       452.0        416.3        399.9
Depreciation and
 amortization                       22.2          21.9         22.9         21.2         37.0        37.3         36.6         33.8
Interest Expense                    35.6          27.0         26.8         32.3         44.6        45.4         47.0         40.9
                               ---------     ---------    ---------    ---------    ---------    --------     --------     --------
                                   417.1         405.8        412.2        428.7        543.5       534.7        499.9        474.6
                               ---------     ---------    ---------    ---------    ---------    --------     --------     --------

Net earnings (loss) in
 equity accounted companies         (0.1)         (0.3)         0.4         (1.2)        (4.2)       (2.6)        (9.5)        (2.3)
                               ---------     ---------    ---------    ---------    ---------    --------     --------     --------

Net foreign currency gains
 (losses)                           (1.6)          2.6         (4.2)       (16.5)        (4.9)        2.6         (1.3)        (3.9)
                               ---------     ---------    ---------    ---------    ---------    --------     --------     --------

Earnings (loss) before the
 undernoted                         (0.1)          6.2        (10.8)       (22.2)        (4.9)      (19.9)       (62.3)       (72.3)
Unusual items                      (56.7)          3.4        (14.3)         5.0         70.0         0.2       (167.2)      (198.4)
Income tax recovery
 (expense)                          34.3         (20.4)        (1.5)      (136.4)       (20.7)        3.0         99.2          8.0
Minority interest recovery
 (expense)                          19.5          (7.7)        13.9         99.2        (35.8)        7.8         81.6        179.9
                               ---------     ---------    ---------    ---------    ---------    --------     --------     --------

                               ---------     ---------    ---------    ---------    ---------    --------     --------     --------
Net earnings (loss)            $    (3.0)    $   (18.5)   $   (12.7)   $   (54.4)   $     8.6    $   (8.9)    $   48.7)    $  (82.8)
                               =========     =========    =========    =========    =========    ========     ========     ========

Net earnings (loss) per
 retractable common share
  - Basic                      $   (0.10)    $   (0.58)   $   (0.39)   $   (1.70)   $    0.24    $  (0.26)    $  (1.51)    $  (2.58)

  - Diluted                    $   (0.10)    $   (0.58)   $   (0.40)   $   (1.71)   $    0.23    $  (0.27)    $  (1.53)    $  (2.62)


    Reported earnings for the quarter ended December 31, 2002 compared to the quarter ended December 31, 2001 have been affected by several major items.

    Sales revenue in the three months ended December 31, 2002 was $417.1 million compared with $408.1 million in 2001, an increase of $9.0 million. Increased sales revenue at the Chicago Group and the U.K. Newspaper Group was partly offset by lower sales revenue at the Jerusalem Post and at the Canadian Newspaper Group. U.K Newspaper Group revenue in local currency decreased, as a result of lower joint venture printing revenue, offset in part by increased fourth quarter advertising revenue. However, as a result of the strengthening of the pound sterling, U.K Newspaper Group sales revenue increased in Canadian dollars. Chicago sales revenue in local currency increased primarily as a result of increased advertising revenue.

    Cost of sales and expenses in the fourth quarter 2002 were $375.2 million compared with $399.9 million in 2001, a decrease of $24.7 million primarily at the U.K. Newspaper Group and the Chicago Group. Cost of sales and expenses in the U.K. Newspaper Group in the fourth quarter 2001 included an impairment charge in respect of betterments capitalized which accounted for most of the decrease in the U.K. Newspaper Group in the fourth quarter 2002 compared with 2001.

    In the fourth quarter 2002, depreciation and amortization amounted to $21.2 million compared with $33.8 million in 2001, a reduction of $12.6 million. This reduction primarily results from the adoption on January 1, 2002 of CICA Handbook Section 3062, which resulted in goodwill not being amortized subsequent to January 1, 2002.

    Interest expense for the fourth quarter 2002 was $32.3 million compared with $40.9 million in 2001. This reduction mainly results from lower average debt levels in 2002 compared with 2001. The Company reduced its revolving bank credit facility in the fourth quarter of 2001 by $31.4 million and by $38.5 million in January 2002 and International reduced its long-term debt beginning in March 2002 by U.S. $290.0 million. In addition, since both the Company's Series II and Series III preference shares are financial liabilities, dividends on such shares are included in interest expense. Dividends paid on the Series II preference shares were lower in 2002 than in 2001, as a result of Series II preference share retractions and International reducing its dividend on shares of Class A common stock, on which the Series II preference dividends are based.

    Unusual items in the fourth quarter of 2002 were a gain of $5.0 million compared to a loss of $198.4 million in the fourth quarter of 2001. Unusual items in the fourth quarter 2002 included a write-off of investments, a decrease in the pension valuation allowance, a realized loss on the Total Return Equity Swap and a net foreign exchange gain on the reduction of the net investment in the Canadian Newspaper Group. Unusual items in the fourth quarter of 2001 included gains and losses on the sale of certain Canadian properties, a gain on the dilution of the investment in International, gains and losses on sales of investments, a one-time expense related to the pension and post-retirement plan liability adjustment in respect of retired former Southam employees and a decrease in the pension valuation allowance.

    Minority interest in the fourth quarter of 2002 was a recovery of $99.2 million compared to a recovery of $179.9 million in the fourth quarter of 2001. Minority interest primarily represents the minority share of the net loss in International and the net earnings of .Hollinger L.P.